[Letterhead of Pall Corporation]

December 9, 2013

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:     Mr. W. John Cash, Branch Chief

Re:    Pall Corporation
Form 10-K for the Fiscal Year Ended July 31, 2013 filed September 10, 2013
Definitive Proxy on Form 14A filed October 30, 2013 (the “Proxy Statement”)
Response Letter dated November 12, 2013
File No. 1-04311

Ladies and Gentlemen:
Reference is made to your letter dated November 22, 2013 (the “Comment Letter”) concerning the filings referenced above. The responses of Pall Corporation (the “Company” or “Pall”) to the comments of the Staff set forth in the Comment Letter are set forth below. All of such responses are keyed to the sequential numbering of the comments contained in the Comment Letter and to the headings used in such Comment Letter. We have included the comments immediately preceding our response thereto. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Proxy Statement. Where relevant, we have indicated below the changes we intend to make to the corresponding disclosures in our future filings in response to the Staff’s comments.
Form 10-K for Fiscal Year Ended July 31, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results from Continuing Operations, page 20
Comment 1 (first point): Please explain why your proposed disclosure revisions do not address any amount of net periodic pension costs reflected in your inventories.
Response: Net periodic pension cost associated with manufacturing headcount is included in our inventory calculations. The amount capitalized in inventory is typically between $2 million and $3 million at any one time. This would represent less than 1% of inventory and would therefore not be material for any period presented.

Securities and Exchange Commission
Division of Corporation Finance

Comment 1 (second point): We note you have approximately 9,800 employees at July 31, 2013 and presumably the majority of those employees are engaged in your manufacturing operations and represent a large portion of your net periodic pension costs. Please explain why the majority of your net periodic pension costs are reflected in SG&A rather than cost of sales and the determination of gross profit.
Response: Approximately half of our headcount is in a manufacturing related capacity. Included in net periodic pension costs are the costs of our Supplementary Pension Plan, which includes substantially all senior level current and retired management that are classified as SG&A. Excluding the costs of the Supplementary Pension Plan, over 40% of the remaining net periodic pension costs are attributable to manufacturing and classified accordingly.
Comment 1 (third point): To the extent you are bifurcating the components of net periodic pension costs (e.g. service cost, interest cost, etc.) between financial statement line items, please explain your basis for conclusion.
Response: We do not bifurcate the components of net periodic pension costs. Total net periodic pension costs are charged to the specific line items within the income statement (e.g., CoS, SG&A, etc.).
Comment 1 (fourth point): To the extent you are bifurcating net periodic pension costs arising from active vs. retired employees and recognizing the costs separately in different financial statement line items, please advise and explain to us your basis for conclusion.
Response: Generally, we do not bifurcate the net periodic pension costs between active vs. retired employees. However, when an entire plan is closed and there are no future benefit accruals, we classify the net periodic pension costs of those plans within SG&A.
Proxy Statement filed October 30, 2013
Executive Compensation, page 33
Employment Offer Made to Akhil Johri, page 44
Comment 2: With respect to Mr. Johri’s equity grants disclosed at the top of page 45, please explain to us what Replacement Option and Replacement RSU are.
Response: Pursuant to the letter agreement between the Company and Mr. Johri, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 27, 2013, Mr. Johri received an inducement equity award of $3,000,000 under the 2012 Stock Plan, 50% of which are allocated to RSUs and 50% allocated to options. In the Proxy Statement at page 44, we describe these awards as “replacement equity awards” because they were granted in consideration of the value of equity and bonuses Mr. Johri forfeited upon his resignation from his prior position, and thus were intended to “replace” his forfeited equity and bonus.

Securities and Exchange Commission
Division of Corporation Finance

Fiscal Year 2013 PICP Targets and Actual Results, page 47
Comment 3 (first point): We note that the EPS target under the EIB plan was set at $1.94, upon achievement of which the named executive officers would obtain an annual short term incentive in the amounts reflected on page 43 of the proxy statement. Your disclosure here indicates that for purposes of PICP, the EPS as one of the financial metrics was set at $2.65, $3.15 and $3.30, representing the threshold, target and maximum amounts, respectively. Supplementally please explain to us why this metric was set at different target amounts under what appears to be the same short term incentive plan.
Response: As discussed with Ms. Timmons-Pierce on November 26, 2013, the EPS target threshold of $1.94 was established under the EIB solely to comply with Section 162(m) of the Code and the actual bonus amounts that would be payable are not dependent on achieving this target. This is stated on page 40 of the Proxy Statement and the relevant language that describes the applicability of this threshold target is excerpted here:
“The 2012 Executive Incentive Bonus Plan (the “EIB Plan”) provides for the establishment of a threshold performance metric that must be met in order to allow eligible participants, including the NEOs, the opportunity to be paid an annual cash bonus. This threshold performance metric is intended to comply with Section 162(m) of the United States Internal Revenue Code (the “Code”) and, assuming that other conditions are met, allows the deductibility of compensation over $1,000,000, if paid to each of the Chief Executive Officer and the three other most “highly-compensated” executives (other than the Chief Financial Officer). The threshold performance metric established for fiscal year 2013 in the EIB Plan was EPS attainment of $1.94. This target was established in order to meet the requirements of Section 162(m) and actual bonus payouts are not dependent on achieving this target.”
The EIB plan separately establishes the PICP that sets forth the annual performance objectives that must be met in order for executive officers to be paid incentive compensation. This is also explained on page 40 of the Proxy Statement: “The EIB Plan also establishes the PICP that sets forth the annual business objectives that must be met to determine actual individual bonus amounts. The PICP includes both quantitative and qualitative objectives as well as an individual performance component.” For purposes of determining actual bonus amounts that would be payable to executive officers in fiscal year 2013, the compensation committee established the quantitative and qualitative performance objectives described in the table on page 47 of the Proxy Statement. In fiscal year 2013, the EPS threshold target under the PICP was $2.65 below which no incentive compensation would be paid. The compensation committee also set an EPS target of $3.15 and a maximum EPS of $3.30, above which no additional incentive compensation would be paid.

Securities and Exchange Commission
Division of Corporation Finance

Comment 3 (second point): In addition, please explain how the achievement of the PICP targets affected the actual amounts of non-equity incentive plan compensation disclosed in the summary compensation table. For example, please tell us how the compensation committee determined Mr. Kingsley’s $1.4 million annual bonus amount in light of the $1,211,250 target amount disclosed on page 43 and the 94% overall achievement of PICP targets. To the extent necessary, please revise your future filings accordingly.
Response: As explained on pages 34-35 with respect to incentive compensation generally and on page 40 of the Proxy Statement with respect to the PICP, one of the components in determining a NEO’s incentive compensation is individual performance as assessed by the compensation committee, and actual bonus payments are subject to potential upward or downward adjustments depending upon individual performance. As stated on page 40 of the Proxy Statement under “Fiscal Year 2013 Annual Short-Term Incentive Awards,” the PICP not only establishes quantitative and qualitative measures of Company performance as described in the Table on Page 47, but also includes a personal performance component applicable to each individual executive officer’s achievement of results. The compensation committee determined that the Company’s overall performance as a percentage of target was 94% and that Mr. Kingsley had exceeded his individual goals and objectives for the fiscal year 2013, which are set forth on page 46 of the Proxy Statement. In future filings, we will highlight any instance in which the compensation committee has awarded non-equity incentive compensation to a NEO that is higher than his or her target amount.

Summary Compensation Table, page 51
Comment 4: In footnote (2) you state that Mr. Platz’s $61,189 bonus was paid “in accordance with his assignment.” With a view towards future disclosure, please explain to us the terms of Mr. Platz’s assignment pursuant to which he received this bonus payment.
Response: The reference in footnote (2) is to the Assignment Contract dated July 1, 2010 between Pall GmbH and Mr. Platz, filed as Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2012. Pursuant to the Assignment Contract, Mr. Platz was assigned (relocated) from Pall GmbH in Germany to Pall International Sàrl in Switzerland for a period of five years commencing November 1, 2010. During the first four years of this assignment, he is entitled to an “additional bonus” of €46,000 gross pursuant to the Assignment Contract. We will revise footnote 2 of the Summary Compensation Table in future filings to clarify that such bonus payment to Mr. Platz is in accordance with his assignment contract, in the event he remains a NEO.

Grants of Plan-Based Awards for Fiscal Year 2013, page 53

Comment 5: With the exception of the target amount disclosed on page 43, we are unable to locate disclosure setting forth the financial metric threshold and maximum targets and the corresponding bonus amounts expressed as a salary percentage. Please advise, or otherwise supplementally provide us with this information for fiscal year 2013 and revise your future filings accordingly.

Securities and Exchange Commission
Division of Corporation Finance

Response: In response to the Staff’s request for supplemental information, and as discussed with Ms. Anagnosti and Ms. Timmons-Pierce on November 26, 2013, set forth below is a revised table containing the Annual Incentive Targets modified to include the threshold and maximum short-term incentive compensation to which each NEO is entitled as a salary percentage:

Fiscal Year 2013 Annual Incentive Targets

Name	Annual Base Salary	Target Annual Short-Term Incentive	Target Annual Short-Term Incentive	Annual Short-Term Incentive Threshold	Annual Short-Term Incentive Threshold	Annual Short-Term Incentive Maximum	Annual Short-Term Incentive Maximum
	($)	(%)	($)	($)	(%)	($)	(%)
Lawrence Kingsley	969,000	125%	1,211,250	605,625	62.5%	2,519,401	260.0%
Akhil Johri (1)	550,000	80%	440,000	220,000	40%	858,000	156%
Yves Baratelli	502,600	70%	351,820	175,910	35%	686,049	136.5%
Ruby Chandy	500,000	70%	350,000	175,000	35%	682,500	136.5%
Wolfgang Platz (2)	482,574	70%	337,802	168,901	35%	658,714	136.5%

(1)	Mr. Johri’s annual base salary represents his fiscal year 2013 annualized base salary as described in the section entitled “Employment Offer Made to Akhil Johri.”

(2)	Mr. Platz’s salary is paid in Euros (362,783 Euros converted at 1.3302 Euro to USD as of July 31, 2013).
With respect to the Staff’s request that we revise our future filings to include such information, we believe including this information in future filings would be at best duplicative and potentially confusing for an investor reading the proxy statement, for the following reasons:

•
We believe that investors are interested in seeing the actual incentive compensation awarded to NEOs as a percentage of annual base salary. We provide this information in the table on page 43 of the Proxy Statement. The threshold and maximum are merely a floor and ceiling established by the compensation committee annually and we do not believe that this information is material for investors to understand the mix of short- and long-term incentive compensation to which NEOs are entitled in a given year, nor have we received any comments from investors seeking additional disclosure with regards to executive incentive compensation.

•
To the extent this information is relevant to a specific investor, he or she can determine the threshold and maximum short-term incentive compensation as a salary percentage from the disclosures already contained in the Proxy Statement. For example, the table entitled “Fiscal Year 2013 Annual Incentive Targets” on page 43 of the Proxy Statement sets forth the annual base salary of each NEO. The table to which the Staff’s comment relates on page 53 of the Proxy Statement additionally sets forth the threshold, target and maximum expressed as a dollar amount. An investor can rely on these two tables to accurately determine the threshold and maximum expressed as a salary percentage.

Securities and Exchange Commission
Division of Corporation Finance

•	Including this information makes the table cumbersome to read and risks burying the material information, i.e., the target expressed as a salary percentage.

•
Our review of our peer companies indicates that while they provide target incentive compensation as a percentage of salary for their NEOs, the overwhelming majority do not express the threshold and maximum as salary percentages. In fact, only one of our 14 reporting peer companies includes this information in their proxy statement. Including this information may raise questions in the minds of investors as to the reason for this unusual disclosure.

If you disagree with our assessment regarding disclosure of threshold and maximum incentive compensation as a salary percentage, we would be grateful for the opportunity to discuss this further at your convenience. If the Staff remains of the opinion that this information should be included in future filings, we will revise the “Annual Incentive Targets” table for forthcoming fiscal years to include the threshold and maximum as a percentage of salary similar to the information provided in the table above.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (516) 801-9808.

Sincerely,

/s/ AKHIL JOHRI
Akhil Johri
Chief Financial Officer

cc:    Roya Behnia, General Counsel